March 20, 2020

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Pacific Drilling S.A.
Registration Statement on Form S-3 (Registration No. 333-237141)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned registration statement on Form S-3 (File No. 333-237141) be accelerated to March 23, 2020 or as soon thereafter as may be practicable.

Sincerely,

Pacific Drilling S.A.

/s/ Lisa Manget Buchanan
By:	Lisa Manget Buchanan
Title:	SVP, General Counsel & Secretary

cc:Dionne M. Rousseau, Jones Walker LLP